FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 333-120810

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Hannah Lee
Name:	Hannah Lee
Title:	Vice President and Chief Financial Officer

Date: November 14, 2005

Exhibit 99.1

The9 Reports Third Quarter 2005 Financial Results

Shanghai, China – November 11, 2005. The9 Limited (NASDAQ: NCTY), a leading online game operator and developer in China, announced its unaudited financial results for the third quarter of 2005 today.

Highlights:

–	Net revenues for the third quarter of 2005 grew by 232% quarter-over-quarter and 2,096% year-over-year to RMB184.8 million (US$22.8 million).

–	Net revenues attributable to the operation of World of Warcraft® (“WoW”) for the third quarter of 2005 was RMB180.6 million (US$22.3 million).

–	Net income for the quarter was RMB37.7 million (US$4.7 million), compared with a net loss of RMB23.0 million (US$2.8 million) in the second quarter of 2005.

–	Adjusted EBITDA (non-GAAP) was RMB58.1 million (US$7.2 million) in the third quarter, compared with a negative adjusted EBITDA (non-GAAP) of RMB5.3 million (US$0.7 million) in the second quarter of 2005.

–	Earnings per share (one American Depositary Share “ADS” represents one ordinary share) was RMB1.56 (US$0.19) for the third quarter of 2005 and adjusted EBITDA (non-GAAP) per share was RMB2.40 (US$0.30) for the third quarter of 2005.

Management Comments:

Commenting on the third quarter, Jun Zhu, Chairman and Chief Executive Officer of The9 Limited, said: “The third quarter of 2005 was the first quarterly period which fully reflected our operation of Blizzard Entertainment®’s World of Warcraft® (“WoW”) in China. In the third quarter, we attained peak and average concurrent WoW users of approximately 467,000 and 240,000, respectively. Notably, after a normalization of customer usage patterns in the third quarter, we have seen impressive metrics in October, with new account activations continued daily and recording peak concurrent WoW user level exceeding 500,000. As of October 31, 2005, more than 2.5 million paid accounts have been activated since launch.”

Chief Financial Officer, Hannah Lee, commented, “The revenue and earnings potential of World of Warcraft® in the China market is becoming more evident. Net revenues were US$22.8 million in the third quarter of 2005 and operating profit was US$6.2 million. Although we accounted for two months of minority interest in China The9 Interactive Limited (“C9I”), our subsidiary that operates WoW in China, before we completed the acquisition of the remaining 31.1% interest in C9I in late August 2005, we recorded net income of US$4.7 million. Starting from this quarter, we will begin presenting adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) as we believe this information will be useful to the company and investors by highlighting the major expenses that will not result in cash settlement in the future nor impact the company’s future cash earnings or cash flows.”

The9’s Unaudited Third Quarter 2005 Results

For the third quarter of 2005, The9 reported net revenues of RMB184.8 million (US$22.8 million), an increase of 232% from the second quarter of 2005 or 2,096% from the corresponding period in 2004. The increase was mainly due to significant growth in revenues from online games as a result of The9’s commercial operations of WoW in China which commenced in June 2005. Net revenues attributable to the operation of WoW for the third quarter of 2005 was RMB180.6 million (US$22.3 million).

For the third quarter of 2005, revenues from game operating support, website solutions and advertisement were RMB0.9 million (US$0.1 million), a decrease of 20.2% from the second quarter of 2005 or 85.1% from the corresponding period in 2004. These revenues, which are mainly generated from the provision of game operating support to 9Webzen related to the operation of MU in China, decreased in the third quarter of 2005 as a result of a decline in MU revenues.

Other revenues in the third quarter of 2005, which mainly included sales of game-related accessories and promotional activities related to WoW, increased to RMB3.1 million (US$0.4 million) from RMB2.1 million (US$0.3 million) in the second quarter of 2005, primarily as a result of increased sales of WoW licensed merchandise in the third quarter of 2005 compared to the second quarter of 2005.

Gross profit for the third quarter of 2005 increased by 207% to RMB92.6 million (US$11.4 million) from RMB30.1 million (US$3.7 million) in the second quarter of 2005. Gross profit margin declined to 50.1% for the third quarter of 2005 from 54.1% in the second quarter of 2005. The decline in gross margin was primarily related to the following two factors:

a.	one-month amortization of intangibles assets of RMB7.4 million (US$0.9 million) relating to assets acquired in connection with The9’s acquisition of the remaining 31.1% interest in C9I; and

b.	costs such as internet data center rental, server depreciation and certain staff costs incurred prior to commercial launch of WoW in June 2005, were previously included in the product development expenses; after the commercial launch of WoW, such costs have been included in our cost of services.

Operating expenses decreased by 24.9% to RMB42.2 million (US$5.2 million) in the third quarter of 2005 from RMB56.1 million (US$6.9 million) in the second quarter of 2005. This was mainly due to a significant decrease in product development expenses in the third quarter. As discussed above, certain costs incurred prior to the commercial launch of WoW was classified as product development expenses in the second quarter of 2005 as such costs related to the development and testing of WoW. Subsequent to the commercialization of WoW in China, such expenses are included in our cost of services as such costs are directly related to the provision of online game services. In addition, in the second quarter of 2005, we recognized RMB5.0 million (US$0.6 million) advances paid to third party developers in connection with early-stage game development of our second self-developed game as product development expenses.

As a result of the aforementioned factors, we recorded a profit from operations of RMB50.4 million (US$6.2 million) in the third quarter of 2005 compared with a loss from operations of RMB26.0 million (US$3.2 million) in the second quarter of 2005.

Other expenses for the third quarter of 2005 was RMB2.8 million (US$0.3 million) compared to other income of RMB5.2 million (US$0.6 million) in the second quarter of 2005. This decrease was primarily due to foreign exchange loss of RMB8.1 million (US$1.0 million) related to the appreciation of the Chinese Renminbi against the US Dollar in July 2005 which was partially offset by revenues of RMB5.6 million (US$0.7 million) recognized from sale of Pass9, our proprietary integrated membership management and payment system. Although the company generates substantially all of its revenues in Chinese Renminbi which has become more valuable in US Dollar terms, in accordance with GAAP, the company translates its monetary assets and liabilities which are denominated in currencies other than Chinese Renminbi into Chinese Renminbi as of each accounting period end.

Equity in loss of affiliated companies mainly results from The9’s 51% equity interest in 9Webzen, which operates MU in China, its 40% equity interest in Beijing Wanwei, a PRC game portal company, its 20% equity interest in Object Software, a game developer based in China and its 30% equity interest in the joint venture company that operates the WoW game in other parts of Greater China. For the third quarter of 2005, equity losses from affiliated companies, net of taxes, amounted to RMB4.6 million (US$0.57 million), compared to a loss of RMB4.0 million (US$0.49 million) for the second quarter of 2005 mainly due to increased losses from affiliates.

As a result of the cumulative effect of the foregoing factors, net income for the third quarter of 2005 was RMB37.7 million (US$4.7 million) compared to net loss of RMB23.0 million (US$2.8 million) in the second quarter of 2005, representing earnings per share and per ADS of RMB1.56 (US$0.19).

Adjusted EBITDA (non-GAAP) and negative adjusted EBITDA (non-GAAP) are defined as earnings or loss, respectively, before depreciation of fixed assets, impairment and amortization of intangibles, income tax expenses/benefits and share-based compensation expenses relating to stock options granted to directors, employees and consultants, as applicable. Adjusted EBITDA (non-GAAP) for the third quarter totaled RMB58.1 million (US$7.2 million), compared to adjusted EBITDA (non-GAAP) of RMB2.9 million (US$0.4 million) for the same period in 2004 and negative adjusted EBITDA (non-GAAP) of RMB5.3 million (US$0.7 million) for the previous quarter.

Adjusted EBITDA (non-GAAP) per share was RMB2.40 (US$0.30) for the quarter, compared to adjusted EBITDA (non-GAAP) per share of RMB0.29 (US$0.03) for the same period of 2004 and negative adjusted EBITDA (non-GAAP) per share of RMB0.22 (US$0.03) for the previous quarter.

As of September 30, 2005, the Company’s total cash and cash equivalents balance was RMB483.0 million (US$59.7 million). The decrease in cash and cash equivalents from RMB793.4 million (US$98.0 million) as at December 31, 2004 was mainly due to the combined result of purchases of WoW servers, prepaid royalty payment for the first year of WoW’s operating term, and partial payment to the joint venture partner for the purchase of the remaining 31.1% interest in C9I, offset in part by receipts of prepaid card proceeds and repayments received against loan receivable.

Regarding 9Webzen

The9 owns a 51% equity interest in 9Webzen but cannot consolidate 9Webzen in The9’s consolidated financial statements due to the significant participation right possessed by Webzen, Inc., the holder of the remaining 49% interest in 9Webzen. Prior to The9’s commercialization of WoW in China, game operating support revenues from The9’s provision of services related to 9Webzen’s MU operation had contributed significantly to The9’s consolidated revenues since February 2003, when MU was commercially launched in China. Equity from 9Webzen was also a significant contributor to The9’s consolidated net income historically. The9’s share of loss from 9Webzen in the third quarter of 2005 was RMB2.3 million (US$0.3 million) compared with RMB3.1 million (US$0.4 million) in the previous quarter, which was a result of a decline in 9Webzen’s revenue from MU and cost-cutting measures during the period.

We have historically included the separate financial information of 9Webzen in our quarterly earnings announcements since we became a public company in December 2004. In the nine-month period and quarterly period ended September 30, 2005, The9’s equity from 9Webzen and The9’s share of the total assets of 9Webzen were less than 20% of The9’s operating income and total assets, respectively, for the corresponding period. Therefore, The9 has decided not to present 9Webzen’s separate financial information for the third quarter of 2005.

Recent Developments

In July 2005, The9 announced that it has signed a term sheet to purchase the 31.1% minority interest in C9I, from the joint venture partner. In late August 2005, the purchase was completed and C9I became a wholly-owned subsidiary of The9. No minority interest is therefore recorded in our unaudited consolidated statement of operations since September 2005. The allocation of purchase price is prepared based on management’s best estimates at this time. As permitted under GAAP, certain estimates may be subject to adjustment as we finalize the purchase price allocation during the fourth quarter of 2005. Based on the current purchase price allocation, The9 has recognized RMB7.4 million (US$0.9 million) of amortization related to the estimated fair value of the intangible assets acquired in the quarter ended September 30, 2005.

Furthermore, in October 2005, The9 announced that an exclusive license from Vivendi Universal Games, Inc. on behalf of WoW publisher and developer Blizzard Entertainment, Inc. to operate WoW in other parts of Greater China was granted to a joint venture between a locally renowned online game operator based outside of mainland China and The9’s subsidiary. The9 indirectly owns a 30% equity interest in this joint venture.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with United States GAAP, The9 uses non-GAAP measures of adjusted EBITDA and negative adjusted EBITDA, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance.

Adjusted EBITDA (non-GAAP) and negative adjusted EBITDA (non-GAAP) are defined as earnings and loss, respectively, before depreciation of fixed assets, amortization of intangibles, income tax expenses/benefits and share-based compensation expenses relating to stock options granted to employees, directors and consultants, as applicable. The company believes its adjusted EBITDA provides useful information to both management and investors as they exclude certain expenses that are not expected to result in future cash payments. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Conference call / Webcast information

The9’s management team will host a conference call on Thursday, November 10, 2005 at 7:00 PM US Eastern Time, corresponding with Friday, November 11, 2005 at 8:00 AM Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-786-2903, password “81178862.” In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-800-299-9086, password “81178862”. A replay of the call will be available through Nov 17, 2005. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “85210330”.

The9 will also provide a live webcast of the earnings call at the company’s website, at corp.the9.com, 15 minutes prior to the call, then click on the icon for “Third Quarter 2005 Financial Results Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator and developer in China which commenced operations in 1999. Currently, The9’s business is primarily focused on operating and developing MMORPGs. The9 directly or through affiliates operates licensed MMORPGs, consisting of WoW, MU and Mystina Online, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West” (“JJW”), which entered all-access public open beta testing in August 2005.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry and information disseminated over the Internet in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual report on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact:

James Rhee, CFA

Investor Relations – Senior Director

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

– Tables follow –

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2004 RMB	September 30, 2005 RMB	September 30, 2005 USD
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	793,405,288	482,979,139	59,686,003
Accounts receivable	16,686,079	7,954,474	983,005
Due from related parties	4,883,135	—	—
Advances to suppliers	15,591,310	35,084,583	4,335,712
Advance payments for renovation of new office	—	18,236,498	2,253,645
Deferred costs	—	19,264,972	2,380,743
Prepayments and other current assets	16,022,357	15,461,526	1,910,717
Prepaid royalties	—	56,555,587	6,989,074
Deferred tax assets, current	—	—	—
Dividend receivable	8,442,030	—	—

Total current assets	855,030,199	635,536,779	78,538,900

Investments in affiliated companies	88,338,021	81,458,013	10,066,487
Property, equipment and software	8,082,280	184,706,189	22,825,777
Goodwill	—	33,422,094	4,130,264
Intangible assets	33,293,989	306,213,375	37,841,495
Long-term deposits	314,466	3,132,338	387,091
Loan receivable from a related party	38,386,260	—	—
Deferred tax assets, non-current	3,150,000	1,371,278	169,461

Total Assets	1,026,595,215	1,245,840,066	153,959,474

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	2,272,194	19,933,233	2,463,326
Note payable	—	29,539,867	3,650,503
Due to related parties	124,251,127	21,558,631	2,664,191
Income tax payable	607,560	(32,097)	(3,967)
Other taxes payable	1,299,680	3,726,793	460,553
Advances from customers	1,488,478	67,193,255	8,303,665
Deferred revenue	2,222,284	61,380,220	7,585,297
Other payables and accruals	15,640,310	15,571,031	1,924,250
Deferred tax liability, current	1,483,291	—	—
Acquisition related liability	—	155,788,334	19,252,142

Total current liabilities	149,264,924	374,659,267	46,299,959

Minority interests	12,165,055	—	—
Commitments and contingencies	—		—

Shareholders’ Equity
Common shares (US$0.01 par value; 24,186,250 shares issued and outstanding as of December 31, 2004)	2,001,781	2,003,242	247,558
Deferred compensation cost	—	(164,510)	(20,330)
Additional paid-in capital	855,797,000	858,866,387	106,137,715
Statutory reserves	54,172	54,172	6,695
Accumulated other comprehensive loss	(14,617)	(1,056,402)	(130,549)
Accumulated income	7,326,900	11,477,910	1,418,427

Total shareholders’ equity	865,165,236	871,180,799	107,659,515

Total liabilities and shareholders’ equity	1,026,595,215	1,245,840,066	153,959,474

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except net profit/loss per share data)

	Quarter Ended
	September 30, 2004 RMB	June 30, 2005 RMB	September 30, 2005 RMB	September 30, 2005 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	88,634	55,257,690	190,369,969	23,525,701
Game operating support, website solutions and advertisement	5,957,991	1,111,081	886,274	109,525
Short message services	2,706,054	4,062	116,256	14,367
Other revenues	173,601	2,115,496	3,134,976	387,417

	8,926,280	58,488,329	194,507,475	24,037,009

Sales Taxes	(509,158)	(2,791,864)	(9,668,918)	(1,194,874)

Net Revenues	8,417,122	55,696,465	184,838,557	22,842,135

Cost of Services	(2,518,552)	(25,571,664)	(92,269,316)	(11,402,535)

Gross Profit	5,898,570	30,124,801	92,569,241	11,439,600
Operating Expenses:
Product development	(3,560,206)	(21,594,703)	(2,943,205)	(363,718)
Sales and marketing	(1,605,893)	(20,839,936)	(21,732,114)	(2,685,630)
General and administrative	(3,911,491)	(13,675,473)	(17,479,921)	(2,160,148)
Share-based compensation	—	(18,443)	(18,646)	(2,304)

Total operating expenses:	(9,077,590)	(56,128,555)	(42,173,886)	(5,211,800)

Profit (Loss) from operations	(3,179,020)	(26,003,754)	50,395,355	6,227,800
Interest income, net	(204,512)	3,781,730	2,576,425	318,392
Other income (expenses), net	762,019	5,219,079	(2,791,569)	(344,979)

Income (loss) before income tax benefit (expense) and equity in profit (loss) of affiliated company	(2,621,513)	(17,002,945)	50,180,211	6,201,212
Income tax benefit (expenses)	(896,182)	(3,577,497)	1,421,498	175,667
Minority interests	1,528,368	1,576,699	(9,309,731)	(1,150,486)

Income (loss) before equity in profit of affiliated companies	(1,989,327)	(19,003,743)	42,291,978	5,226,394
Equity in profit (loss) of affiliated companies, net of taxes	5,143,446	(4,011,145)	(4,628,782)	(572,020)

Net Income (Loss)	3,154,119	(23,014,888)	37,663,196	4,654,374

Accretion to Series A Preference Shares	(864,705)	—	—	—
Amounts allocated to Series A Preference Shares	(1,025,658)	—	—	—

Net income (loss) attributable to common shareholders	1,263,756	(23,014,888)	37,663,196	4,654,374

Other comprehensive loss:
Translation adjustments	(508)	8,679	(1,049,913)	—

Comprehensive Income (Loss)	3,153,611	(23,006,209)	36,613,283	4,654,374

Earnings (loss) per share
- Basic	0.13	(0.95)	1.56	0.19

- Diluted	0.11	(0.95)	1.54	0.19

Weighted average shares outstanding
- Basic	9,867,000	24,186,250	24,189,655	24,189,655

- Diluted	13,620,750	24,186,250	24,404,593	24,404,593

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except net profit/loss per share data)

	Quarter Ended
	September 30, 2004 RMB	June 30, 2005 RMB	September 30, 2005 RMB	September 30, 2005 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income (loss)	1,263,756	(23,014,888)	37,663,196	4,654,374
Depreciation of fixed assets	718,737	9,415,393	12,653,810	1,563,743
Amortization of intangibles	—	4,661,107	9,232,897	1,140,991
Share-based compensation	—	18,443	18,646	2,304
Income tax expenses (benefits)	896,182	3,577,497	(1,421,498)	(175,667)

Adjusted EBITDA (Non-GAAP)	2,878,675	(5,342,448)	58,147,051	7,185,745

GAAP earnings (loss) per share
- Basic	0.13	(0.95)	1.56	0.19

- Diluted	0.11	(0.95)	1.54	0.19

Non-GAAP adjusted (negative) EBITDA per share
- Basic	0.29	(0.22)	2.40	0.30

- Diluted	0.22	(0.22)	2.38	0.29

Weighted average shares outstanding
- Basic	9,867,000	24,186,250	24,189,655	24,189,655

- Diluted	13,620,750	24,186,250	24,404,593	24,404,593